Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED MARCH 31, 2009

Results of operations – management discussion & analysis

Three months ended March 31, 2009 versus three months ended March 31, 2008

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $126.3 million during the quarter ended March 31, 2009 compared to $136.7 million during the quarter ended March 31, 2008, a decrease of $10.4 million or 7.6%. The decrease was primarily due to a softer freight market compared to the previous year’s first quarter, off-set by an increase in the number of vessels, there being the equivalent of three vessels more or, in terms of days available for trading, an increase of 220 days compared to the same quarter in 2008. The average number of vessels during the first quarter 2009 was 46.0 compared to 43.1 in the first quarter 2008. Since the beginning of 2008 to March 31, 2009 the Company took delivery of the panamaxes Selecao and Socrates and the newly designed aframaxes Nippon Princess and Maria Princess and sold the aframax Olympia.

Revenue earned per vessel on average within the first quarter was lower than the previous year’s first quarter primarily due to the slow down of trading activity as a result of the world-wide economic crisis. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $27,495 per day compared to $31,387 for the previous year’s first quarter. The number of days utilized in profit-share arrangements totaled 2,069 compared to 2,128 in the first quarter, 2008. The number of days employed on spot and contract of affreightment voyages increased to 907 days from 671 days, while those on pure time-charter without profit share increased by 43 days. The preference of the Company during previous years for long and medium term profit-sharing arrangements again protected the bottom line, giving healthy rates in a soft freight market.

Average daily TCE rate earned for the three month periods ended March 31, 2009 and 2008 were as follows:

	Three months ended March 31,
	2009	2008
	$	$
LNG carrier	45,922	49,950
VLCC	30,744	39,423
Suezmax	37,157	42,166
Aframax	29,477	36,937
Panamax	22,609	23,125
Handymax	20,368	20,316
Handysize	18,633	19,568

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping industry performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended March 31,
	2009	2008

Voyage revenues	$126,311	$136,743

Less: Voyage Expenses	(15,088)	(16,561)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	900	910

Time charter equivalent revenues	$112,123	$121,092

Divided by: net earnings days	4,078	3,858
Average TCE per vessel per day	$27,495	$31,387

Product carriers on profit-sharing arrangements earned only the fixed minimum rate, thereby protecting the overall income stream as actual market rates were below our fixed minimums. Aframaxes and suezmaxes earned amounts above the minimum rate, but lower compared to prior year’s first quarter rates on profit-sharing arrangements. For two VLCCs, two panamaxes and two handysize vessels, due to the accounting requirements for profit-shared revenue, which is determined at the end of six month periods, only the minimum guaranteed rates may be accounted for until profit-share determination is performed. This affected the first quarter revenue accounted for La Prudencia and La Madrina, Maya and Andes, Antares and Arion.

Total productivity achieved by the fleet in the first quarter, 2009 was 98.5% compared to 98.3% for the first quarter of 2008. The days lost in 2009 relate to repairs on the Opal Queen and off-hire on the Victory III. In the first quarter of 2008, lost days included the dry-docking of Maya, and the start of the dry-docking of Inca.

Commissions

Commissions amounted to $5.1 million, or 4.0% of revenue from vessels, during the quarter ended March 31, 2009, compared to $4.5 million, 3.3% of revenue from vessels, for the quarter ended March 31, 2008. The increase was due to changes in employment of several vessels to employment contracts on which higher commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer. Voyage expenses were $15.1 million during the quarter ended March 31, 2009, compared to $16.6 million during the prior year’s first quarter, an 8.9% decrease.

Although voyage expenses are highly dependent on the voyage patterns followed, part of the change between quarters can be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. However, the number of days on these types of charters actually increased by 35%. The decrease in voyage expenses, therefore, is explained mainly by the cost of bunker (fuel), which in the first quarter of 2009 accounted for 53% of total voyage expenses, compared with 77% of total voyage expenses in the prior year’s first quarter, decreasing in line with the significant decrease in the price of oil since the first quarter of 2008.

Charter hire expense

During the fourth quarter 2008, Cape Baker and Cape Balboa which were on lease back were repurchased in October and November 2008, respectively. As a result, there was no charter hire expense for the first quarter 2009, compared to $4.1 million in the same quarter of 2008. The Company has no immediate plans to further charter-in vessels and therefore does not expect to incur charter hire expense for the foreseeable future.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium), and the two vessels which were chartered-in (Cape Baker and Cape Balboa) until the fourth quarter of 2008. Total operating costs were $37.9 million during the quarter ended March 31, 2009 as compared to $32.8 million during quarter ended March 31, 2008, an increase of 15.6%, due to the increase in the average number of vessels during the period and an increase in the costs of certain goods and services, described below.

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses increased to $9,355 for the quarter ended March 31, 2009 from $8,969 for the quarter ended March 31, 2008, a 4.3% increase. This increase is mainly due to higher insurance premiums and repairs and maintenance costs, offset by lower crew costs due to the strengthening of the US Dollar against the Euro (by 12.9% between the two quarters), most of our vessel officers being paid in Euro.

Depreciation

Depreciation was $23.0 million during the quarter ended March 31, 2009 compared to $20.3 million during the quarter ended March 31, 2008, an increase of 13.2%, mostly due to the addition of the equivalent of three new vessels. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization of deferred charges

During the quarter ended March 31, 2009, amortization of deferred dry-docking charges was $1.8 million, almost unchanged from $1.7 million during the quarter ended March 31, 2008.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 and, for vessels chartered-in and for vessels chartered out on bare-boat, to $17,000. From January 1, 2009 monthly fees for operating vessels increased to $23,700 and for vessels chartered out on bare-boat, to $17,500. Management fees totaled $3.3 million during the quarter ended March 31, 2009 compared to $2.9 million for the quarter ended March 31, 2008, an increase of 12.4%, due to the increase in number of vessels and in the monthly fee.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $1.5 million during the quarter ended March 31, 2009 compared to $1.0 million during the previous year’s first quarter, an increase of 47.2% mainly due to extra professional fees and increased promotional and office costs.

General and administrative expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs, excluding the stock compensation expense (see below), were $1,143 for the first quarter of 2009 compared to $995 for the first quarter of 2008, the increase being due to the increase in monthly management fees and audit fees. Together with the stock compensation expense, the daily overhead was $1,155 for the quarter compared to $1,338 in the first quarter, 2008, the decrease due to the vesting of half the restricted share units (RSUs) and fall in the Company’s share price since the previous first quarter as explained below.

Stock compensation expense

In March 2007, there was an issuance of 580,000 restricted share units to directors and officers of the Company and to staff of the commercial and technical managers and to officers of the vessels, 50% of which vested on December 31, 2008 and the remaining 50% will vest on December 31, 2010. Of those RSUs 11,000 have been forfeited through March 31, 2009. A further 4,650 RSUs were issued on June 1, 2007 to the non-executive directors which vested on June 1, 2008. In March 2009, 11,800 RSU’s were issued to non-executive directors, vesting May 29, 2010. In the first quarter of 2009, stock compensation expense was $46 compared to $1,345 in the equivalent prior year quarter. The reduction in compensation expense is mainly due to the fact that 50% of RSUs vested on December 31, 2008 and that two-thirds of the RSUs were issued to staff of the commercial and technical management companies who are considered as non-employees. The amortization charge for RSUs awarded to non-employees is based on their fair value which is based on the Company’s share price. The amortization rate is adjusted quarterly in line with movements in the share price until the vesting date. As the share price fell in the latter part of 2008 and the beginning of 2009, the amortization charge fell accordingly.

Amortization of the deferred gain on the sale of vessels

In 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million was deferred and amortized over the five year minimum charter period to late 2008. In the fourth quarter of 2008, both vessels were re-acquired by the Company, at a price of $47.5 million each. The unamortized deferred gain of $2.0 million was reclassified against the purchased price of the vessels. In the first quarter of 2008, the amortization of the deferred gain amounted to $0.8 million.

Gain on sale of vessels

In the first quarter of 2009 there were no sales of vessels. During the first quarter of 2008, the Company sold the aframax Olympia for $63.1 million realizing a capital gain of $34.6 million.

Operating income

Income from vessel operations was $38.9 million during the first quarter 2009 compared to $86.4 million (including capital gains of $34.6 million) during the first quarter 2008, representing a 55.0% decrease.

Interest and finance costs

Interest and finance costs were $15.1 million for the first quarter of 2009 compared to $23.8 million for the quarter ended March 31, 2008, an overall 36.6% decrease. Loan interest in the first quarter 2009 decreased by 24.9% to $14.7 million from $19.6 million in the first quarter of 2008. The average balance of outstanding debt was approximately $1,507 million for the first quarter of 2009 compared to $1,395 million for the previous year’s first quarter and average loan interest rate fell by 1.71%. However, the average all-in loan finance cost in the first quarter of 2009, taking account of net swap interest received, was 4.64% compared to 5.35% in the previous year’s first quarter.

There was a non-cash positive net movement of $1.2 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the first quarter of 2009, compared to a negative movement of $6.6 million in the first quarter of 2008. Also in the first quarter of 2009 there was a positive movement of $0.9 million on bunkers swaps, not qualifying as hedging instruments, entered into in March 2009.

Capitalized interest in the first quarter of 2009 was $0.6 million compared to $1.8 million in the previous year, the reduction being due to the smaller remaining new building program, four vessels having been delivered since the beginning of 2008.

Amortization of loan expenses was $0.2 million in both the first quarter 2009 and 2008. Other loan charges were $42 thousand in the first quarter 2009 and $116 thousand in the first quarter of 2008.

Interest income

Total income derived from bank deposits was $1.3 million during the first quarter of 2009 and $2.2 million during the quarter ended March 31, 2008. The decrease being due to the drop in interest rates between the two quarters.

Other, net

During the first quarter of 2009, other income, net amounted to $0.1 million compared to $0.2 million in the quarter ended March 31, 2008.

Net income attributable to the noncontrolling interest

There is a noncontrolling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of the companies owning the panamax vessels Maya and Inca. Income attributable to the noncontrolling interest in the first quarter 2009 amounted to $0.8 million compared to a loss of $0.2 million in the first quarter 2008, due to dry-docking of the vessels. Following the adoption of FAS 160 as from January 1, 2009, noncontrolling interest (previously called minority interest) is included within equity in the consolidated balance sheet.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended March 31, 2009 was $24.5 million, or $0.66 per share, diluted, versus $65.1 million, or $1.70 earnings per share, diluted, for the quarter ended March 31, 2008.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our cash holdings as at March 31, 2009 (approximately $338 million) and the number of vessels we have on time charter, we believe that, even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2011, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $158.5 million at March 31, 2009, compared to $153.8 million as at March 31, 2008. Non-restricted cash balances at March 31, 2009 were $338.0 million compared to $292.1 million at March 31, 2008.

Net cash provided by operating activities was $51.2 million in the quarter ended March 31, 2009 compared to $68.9 million in the previous year’s first quarter, the operational results in the first quarter of 2009, were lower, compared with the operational results of the first quarter 2008, but still strong, in a difficult environment.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the first quarter of 2009, the Opal Queen was dry-docked for damage repairs and survey work, but no payments were made on survey work in the quarter. In the previous year equivalent quarter, expenditure on dry-docking for Maya and Inca, amounted to $2.1 million

Net cash used in investing activities was $1.6 million for the quarter ended March 31, 2009, compared to net cash from investing activities of $34.79 million for the quarter ended March 31, 2008. In the first quarter of 2009, improvements on existing vessels amounted to $0.6 million. In the equivalent period of 2008 net funds paid for the acquisition and improvements of vessels amounted to $26.0 million, mostly relating to the delivery of the two new panamaxes, Selecao and Socrates. In the first quarter of 2009 there were no sales of vessels, while in the first quarter of 2008, net proceeds from the sale of the Olympia amounted to $62.1 million.

In the first quarter of 2009, advances for vessels under construction amounted to $1.0 million compared to $1.3 million in the first quarter of 2008. The total number of vessels on order as at March 31, 2009 was four compared to six at March 31, 2008. The first two of the remaining vessels are to be delivered in July and September 2009 and the final two in the first and second quarter of 2010, with a total contract value of $241.8 million of which $47.5 million had been paid by March 31, 2009. A total of $109.0 million will be paid in 2009, of which approximately $78 million will be financed by new debt. In 2010, $85.3 million will be paid mostly out of new debt.

Net cash used in financing activities was $23.8 million in the quarter ended March 31, 2009, compared to net cash from financing activities of $7.0 million during the quarter ending March 31, 2008. No new debt was drawn down as there were no vessel deliveries in the first quarter of 2009 while in the first quarter of 2008 new debt draw-downs amounted to $24.3 million. There were loan repayments of $21.3 million in the first quarter of 2009 compared to $10.9 million in the first quarter of 2008.

Total debt outstanding decreased from $1,514 million at the beginning of the first quarter 2009 to $1,492 million by the quarter end. The debt to capital (equity plus debt) ratio was 62.2% at March 31, 2009 (or 56.0% on a net of cash basis). No new interest rate swaps were arranged during the first quarter. Interest rate swap coverage, plus other fixed rate coverage, on outstanding loans was approximately 68%.

Since August 2008, all shares repurchased are not cancelled, but are purchased as treasury stock. In the first quarter of 2009, 231,100 shares were repurchased as treasury stock under a pre-set plan at a cost of $3.8 million. In the first quarter of 2008, 265,600 shares were bought and cancelled, for $8.3 million.

A final dividend of $0.85 was declared for the fiscal year 2008, which was paid on April 30, 2009 and amounted to $31.4 million. A first dividend of $0.90 for the fiscal year 2008 had been paid on October 30, 2008, which totaled $33.3 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.